Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of the financial condition and results of operations of Robin Energy Ltd. (“Robin”) for the nine month periods ended September 30, 2024, and September 30, 2025. Unless otherwise specified herein, references to the “Company”, “we”, “our” and “us” or similar terms shall include Robin and its wholly owned subsidiaries. You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere in this report. Amounts relating to percentage variations in period-on-period comparisons shown in this section are derived from those unaudited interim condensed consolidated financial statements. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. These forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control which could cause actual results, cash flows, financial positions, events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. For a more complete discussion of these risks and uncertainties, please read the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2024 (the “2024 Annual Report”), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 15, 2025. For additional information relating to our management’s discussion and analysis of financial conditions and results of operations, please see our 2024 Annual Report. Unless otherwise defined herein, capitalized terms and expressions used herein shall have the same meanings ascribed to them in the 2024 Annual Report.

Business Overview and Fleet Information

We are an international ship-owning company providing energy transportation services globally that was incorporated under the laws of the Republic of the Marshall Islands in September 2024 by Toro Corp. (“Toro”) to serve as the holding company of Toro’s former tanker owning subsidiary, Vision Shipping Co. and Xavier Shipping Co. (formerly owning the M/T Wonder Formosa) in connection with the spin-off of Toro’s tanker business into an independent, publicly traded company (the “Spin-Off”). The Spin-Off was completed on April 14, 2025, on which date we began to trade as an independent publicly listed company. For further information regarding the Spin-Off, refer to the 2024 Annual Report.

We currently own, charter and operate an oceangoing tanker and two LPG carrier vessels and provide worldwide seaborne transportation services for refined petroleum products and liquefied petroleum gas (“LPG”).

As of November 12, 2025, we operated one tanker vessel, which engages in the worldwide transportation of refined petroleum products, and two 5,000 cbm LPG carriers, which transport liquefied petroleum gas, with an aggregate cargo carrying capacity of 0.5 million dwt and an average age of 11.8 years (together, our “Fleet”). As a result of the different characteristics of the transport of oil products (carried by a tanker vessel), to the transport of LPG (carried by a LPG carrier) as well as the differences in the nature of trade, trading routes, charterers and cargo handling of liquefied petroleum gas compared to crude oil and other oil products, we have determined that, effective the third quarter of 2025, we currently operate in two reportable segments: (i) the tanker segment and (ii) the LPG carrier segment.

Our Fleet is currently contracted to operate in a mix of pool and time charter employment. Our commercial strategy primarily focuses on deploying our fleet under a mix of pools, voyage charters and time charters according to our assessment of market conditions. We adjust the mix of these charters to take advantage of the relatively stable cash flows and high utilization rates for our vessels associated with period time charters, to profit from attractive trip charter rates during periods of strong charter market conditions associated with voyage charters or to take advantage of high utilization rates for our vessels along with exposure to attractive charter rates during periods of strong charter market conditions when employing our vessels in pools.

With effect from July 1, 2022, Castor Ships S.A. (“Castor Ships”), a related party, provides ship management and chartering services to the vessels through subcontracting agreements with unrelated third-party managers. Castor Ships provided most of the ship management services from June 7, 2023 and September 3, 2025 for M/T Wonder Mimosa and LPG Dream Syrax, respectively, and a third-party manager provided certain ship management services through subcontracting agreements to the vessels.

The following table summarizes key information about our Fleet as of November 12, 2025:

Fleet vessels:

Vessel Name	Capacity (dwt)	Year Built	Country of Construction	Type of Charter	Gross Charter Rate	Estimated Earliest Charter Expiration	Estimated Latest Charter Expiration
Tanker Segment
M/T Wonder Mimosa	36,718	2006	S. Korea	Tanker Pool(1)	N/A	N/A	N/A

LPG Carrier Segment
LPG Dream Syrax	5,158	2015	Japan	Period Time Charter (2)	$337,000 per month (until December 2025), $353,000 (from January 2026)	February 2026	March 2026
LPG Dream Terrax	4,743	2020	Japan	Period Time Charter (3)	$345,000 per month (until February 2026), $353,000 (from March 2026	December 2026	January 2027

(1)	The vessel is currently participating in an unaffiliated tanker pool specializing in the employment of Handysize tanker vessels.
(2)
The vessel was delivered to us on September 3, 2025. The vessel has been fixed by the previous owner under a time charter period contract, which continues under our ownership, starting from May 18, 2025 until January 1, 2026, at $337,000 per month. On October 9, 2025, it was mutually agreed between us and the charterer that a new time charter period contract will commence from January 1, 2026 until March 1, 2026 (plus or minus seven days in charterer’s option), and the rate would be increased to $353,000 per month.

(3)
The vessel was delivered to us on September 25, 2025. The vessel has been fixed by the previous owner under a time charter period contract, which continues under our ownership, of seven months starting from August 2025, at $345,000 per month. On October 9, 2025, it was mutually agreed between us and the charterer that a new time charter period contract will commence from March 1, 2026 until January 1, 2027 (plus or minus seven days in charterer’s option), and the rate would be increased to $353,000 per month.

Recent Developments

Please refer to Note 15 to our unaudited interim condensed consolidated financial statements for developments that took place after September 30, 2025.

Operating Results

Principal factors impacting our business, results of operations and financial condition

Our results of operations are affected by numerous factors. The principal factors that have impacted the business during the fiscal periods presented in the following discussion and analysis and that are likely to continue to impact our business are the following:

•	The levels of demand and supply of seaborne cargoes and vessel tonnage in the product tanker and LPG carrier shipping industries in which we operate;

•	The cyclical nature of the shipping industry in general and its impact on charter and freight rates and vessel values;

•
The successful implementation of a growth business strategy, including the ability to obtain equity and debt financing at acceptable and attractive terms to fund future capital expenditures and/or to implement this business strategy and the size and composition of our fleet resulting from our vessel acquisitions and disposals;

•	The global economic growth outlook and trends;

•
Economic, regulatory, political and governmental conditions that affect shipping and the tanker/LPG shipping industry, including international conflict or war (or threatened war), such as between Russia and Ukraine and in the Middle East, tariffs and other protectionist measures, such as port fees, imposed or threatened by the United States, China and other countries, and acts of piracy or maritime aggression;

•	The employment and operation of our fleet including the utilization rates of our vessels;

•
The ability to successfully employ our vessels at economically attractive rates and the strategic decisions regarding the employment mix of our fleet in the voyage, time charter and pool markets, as our charters expire or are otherwise terminated;

•
Management of the operational, financial, general and administrative elements involved in the conduct of our business and ownership of our fleet, including the effective and efficient management of our fleet by our manager and its sub-managers, and their suppliers;

•	The number of charterers and pool operators who use our services and the performance of their obligations under their agreements, including their ability to make timely payments to us;

•
The ability to maintain solid working relationships with our existing charterer and pool operator and our ability to increase the number of our charterers through the development of new working relationships;

•	The vetting approvals by oil majors and the Chemical Distribution Institute (CDI) for the vessels managed by our manager and/or sub-managers;

•	Dry-docking and special survey costs and duration, both expected and unexpected;

•	Our borrowing levels and the finance costs related to any outstanding debt we may incur as well as our compliance with covenants in any financing arrangement we enter into;

•	Management of our financial resources, including banking relationships and of the relationships with our various stakeholders;

•	Major outbreaks of diseases and governmental responses thereto; and

•	The level of any distribution on all classes of our shares.

These factors are volatile and in certain cases may not be within our control. Accordingly, past performance is not necessarily indicative of future performance, and it is difficult to predict future performance with any degree of certainty. See also “Item 3. Key Information—D. Risk Factors” in our 2024 Annual Report and “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Risk Factors” in our Report on Form 6-K filed with the SEC on October 1, 2025 and the section entitled “—Risk Factors” in this report.

Employment and operation of our fleet

A significant factor that impacts our profitability, in addition to the size and composition of our fleet, is the employment and operation of our fleet. The profitable employment of our fleet is highly dependent on the levels of demand and supply in the  shipping industries in which we operate, our commercial strategy including the decisions regarding the employment mix of our fleet among time and voyage charters and pool arrangements, as well as our manager’s and sub-managers’ ability to leverage our relationships with existing or potential customers. As a new entrant to the tankers and LPG carriers’ business, our customer base is currently concentrated to one charterer and one pool manager. In the nine months ended September 30, 2025, 94% of our revenues were earned from the pool arrangement entered into with a pool manager relating to our tanker vessel, and 6% of our revenues were earned on time charters entered into with one charterer relating to our LPG carriers. The breadth of our customer base has and will continue to impact the profitability of our business. Further, the effective operation of our fleet mainly requires regular maintenance and repair, effective crew selection and training, ongoing supply of our fleet with the spares and the stores that it requires, contingency response planning, auditing of our vessels’ onboard safety procedures, arrangements for our vessels’ insurance, chartering of the vessels, training of onboard and on shore personnel with respect to the vessels’ security and security response plans (ISPS), obtaining of ISM certifications, compliance with environmental regulations and standards and performing the necessary audit for the vessels within the year of taking over a vessel and the ongoing performance monitoring of the vessels.

Financial, general and administrative management

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires us to manage our financial resources, which includes managing banking relationships, administrating our bank accounts, managing our accounting system, records and financial reporting, monitoring and ensuring compliance with the legal and regulatory requirements affecting our business and assets and managing our relationships with our service providers and customers.

Important Measures and Definitions for Analyzing Results of Operations

Our management uses the following metrics to evaluate our operating results, including our operating results at the segment level, and to allocate capital accordingly:

Total vessel revenues. Total vessel revenues are generated from pool arrangements and time charters and may be employed under voyage charters in the future. Total vessel revenues are affected by the number of vessels in our fleet, hire and freight rates and the number of days a vessel operates which, in turn, are affected by several factors, including the amount of time that we spend positioning our vessels, the amount of time that our vessels spends in dry-dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, and levels of supply and demand in the seaborne transportation market.

Voyage expenses. Our voyage expenses primarily consist of bunker expenses, port and canal expenses, costs of European Union Allowances (“EUAs”),  and brokerage commissions paid in connection with the chartering of our vessels. Voyage expenses are incurred primarily during voyage charters or when the vessel is repositioning or unemployed. Bunker expenses, port and canal dues increase in periods during which vessels are employed on voyage charters because these expenses are in this case borne by us. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. Under pooling arrangements, voyage expenses are borne by the pool operator. Gain/loss on bunkers may also arise where the cost of the bunker fuel sold to the new charterer is greater or less than the cost of the bunker fuel acquired.

Operating expenses. We are responsible for vessel operating costs, which include crewing, expenses for repairs and maintenance, the cost of insurance, tonnage taxes, the cost of spares and consumable stores, lubricating oils costs, communication expenses, and other expenses. Expenses for repairs and maintenance tend to fluctuate from period to period because most repairs and maintenance typically occur during periodic dry-docking. Our ability to control our vessels’ operating expenses also affects our financial results. Daily vessel operating expenses are calculated by dividing fleet operating expenses by the Ownership Days for the relevant period.

Management fees. Management fees include fees paid to related parties providing certain ship management services to our vessels pursuant to the ship management agreement with Castor Ships.

Off-hire. Off-hire is the period our fleet is unable to perform the services for which it is required under a charter for reasons such as scheduled repairs, vessel upgrades, dry-dockings or special or intermediate surveys or other unforeseen events.

Dry-docking/Special Surveys. We periodically dry-dock and/or perform special surveys on our fleet for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Our ability to control our dry-docking and special survey expenses and our ability to complete our scheduled dry-dockings and/or special surveys on time also affects our financial results. Dry-docking and special survey costs are accounted for under the deferral method whereby the actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next survey is scheduled to become due.

Ownership Days. Ownership Days are the total number of calendar days in a period during which we owned a vessel. Ownership Days are an indicator of the size of our fleet over a period and determine both the level of revenues and expenses recorded during that specific period.

Available Days. Available Days are the Ownership Days in a period less the aggregate number of days our vessels are off-hire due to scheduled repairs, dry-dockings or special or intermediate surveys. The shipping industry uses Available Days to measure the aggregate number of days in a period during which vessels are available to generate revenues. Our calculation of Available Days may not be comparable to that reported by other companies.

Operating Days. Operating Days are the Available Days in a period after subtracting unscheduled off-hire and idle days.

Fleet Utilization. Fleet Utilization is calculated by dividing the Operating Days during a period by the number of Available Days during that period. Fleet Utilization is used to measure a company’s ability to efficiently find suitable employment for its vessels and minimize the number of days that its vessels are off-hire for reasons such as major repairs, vessel upgrades, dry-dockings or special or intermediate surveys and other unforeseen events.

Daily Time Charter Equivalent (“TCE”) Rate. See Appendix A for a description of the Daily TCE Rate.

Results of Operations

Consolidated Results of Operations

Nine months ended September 30, 2025, as compared to the nine months ended September 30, 2024

	Nine months ended September 30, 2024	Nine months ended September 30, 2025	Change - Amount
Total vessel revenues	$5,460,901	$5,561,463	$100,562
Expenses:
Voyage expenses (including commissions to related party)	(215,505)	(571,169)	(355,664)
Vessel operating expenses	(1,728,404)	(2,014,431)	(286,027)
Management fees to related parties	(287,630)	(332,451)	(44,821)
Depreciation and amortization	(797,665)	(1,207,164)	(409,499)
General and administrative expenses (including costs from related parties)	(1,168,429)	(1,156,632)	11,797
Operating income	1,263,268	279,616	(983,652)
Interest and finance costs, net(1)	(10,344)	369,803	380,147
Other (expenses)/income(2)	(4,510)	9,090	13,600
Net income and comprehensive income	1,248,414	658,509	(589,905)

(1)	Includes interest and finance costs, net of interest income, if any.
(2)	Includes aggregated amounts for foreign exchange losses and change in fair value of crypto assets-Bitcoin, as applicable in each period.

Total vessel revenues

Total vessel revenues, net of charterers’ commissions for our Fleet increased to $5.6 million in the nine months ended September 30, 2025, from $5.5 million in the same period in 2024. This increase of $0.1 million was mainly associated with the increase in the Available Days of our Fleet to 304 days in the nine months ended September 30, 2025, from 234 days in the corresponding period in 2024, as the result of the acquisition of (i) LPG Dream Syrax on September 3, 2025 and (ii) LPG Dream Terrax on September 25, 2025, as offset in part by the lower hire rates of our tanker vessel in the nine months ended September 30, 2025 compared to the same period in 2024. During the nine months ended September 30, 2025, our fleet earned on average a Daily TCE Rate of $16,415, compared to an average Daily TCE Rate of $22,416 earned during the same period in 2024. Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix A for the definition and reconciliation of this measure to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Voyage expenses

The increase in voyage expenses to $0.6 million for our Fleet in the nine months ended September 30, 2025, from $0.2 million compared to the same period in 2024, was mainly a result of the increase by $0.3 million in port and other expenses.

Vessel Operating Expenses

The increase in operating expenses for our Fleet by $0.3 million to $2.0 million in the nine months ended September 30, 2025, from $1.7 million in the corresponding period of 2024, mainly reflects the increase in the Ownership Days of our Fleet to 306 days in the nine months ended September 30, 2025, from 274 days in the corresponding period in 2024, as the result of the acquisitions as discussed above.

Management Fees

The increase in management fees to $0.33 million in the nine months ended September 30, 2025, from $0.29 million in the same period in 2024, mainly reflects (i) the entry into new management agreements with Castor Ships for our two LPG carriers, effective from their respective acquisition dates and (ii) the increased management fees due to an inflation-based adjustment that was effected on July 1, 2025, following our entry into the master management agreement with Castor Ships with effect from April 14, 2025.

Depreciation and Amortization

The increase in depreciation expenses for our Fleet increased to $0.5 million in the nine months ended September 30, 2025, from $0.4 million  in the same period in 2024, mainly reflects the increase in the Ownership Days of our Fleet in the nine months ended September 30, 2025, compared to the same period in  2024. Dry-dock amortization charges in the nine months ended September 30, 2025, amounted to $0.7 million, compared to a charge of $0.4 million in the nine months ended September 30, 2024. This increase is mainly related to the amortization of the M/T Wonder Mimosa, which initiated and completed its scheduled dry-dock and special survey in the second and third quarters of 2024, respectively.

General and Administrative Expenses

General and administrative expenses amounted to $1.2 million in both the nine months ended September 30, 2025, and in the same period in 2024. For the nine months ended September 30, 2024, and for the period from January 1 through April 14, 2025 (completion of Spin-Off), General and administrative expenses reflect the expense allocations made to the Company by Toro. These expenses consisted mainly of administration costs charged by Castor Ships, investor relations, legal, audit and consultancy fees and stock-based compensation cost. For further details of the allocation, please refer to the combined carve-out financial statements and related notes included elsewhere in the 2024 Annual Report.

Nine months ended September 30, 2025, as compared to the nine months ended September 30, 2024—Tanker Segment

	Nine months ended September 30, 2024	Nine months ended September 30, 2025	Change - Amount
Total vessel revenues	$5,460,901	$5,209,389	$(251,512)
Expenses:
Voyage expenses (including commissions to related party)	(215,505)	(547,421)	(331,916)
Vessel operating expenses	(1,728,404)	(1,853,183)	(124,779)
Management fees to related parties	(287,630)	(295,051)	(7,421)
Depreciation and amortization	(797,665)	(1,100,422)	(302,757)
Segment Operating income	2,431,697	1,413,312	(1,018,385)

Total vessel revenues

Total vessel revenues, net of charterers’ commissions for our tanker vessel decreased to $5.2 million in the nine months ended September 30, 2025, from $5.5 million in the same period in 2024. This decrease of $0.3 million was mainly associated with the lower hire rates of our tanker vessel in the nine months ended September 30, 2025 compared to the same period in 2024. During the nine months ended September 30, 2025, our tanker vessel earned on average a Daily TCE Rate of $17,077, compared to an average Daily TCE Rate of $22,416 earned during the same period in 2024. Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix A for the definition and reconciliation of this measure to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Voyage expenses

The increase in voyage expenses to $0.5 million for our tanker vessel in the nine months ended September 30, 2025, from $0.2 million compared to the same period in 2024, mainly reflects the increase by $0.2 million in port and other expenses.

Vessel Operating Expenses

The increase in operating expenses for our tanker vessel by $0.1 million to $1.8 million in the nine months ended September 30, 2025, from $1.7 million in the corresponding period of 2024, mainly reflects the increase in classification expenses in the nine months ended September 30, 2025, as compared to the same period in 2024, due to the change of vessel’s class.

Management Fees

The increase in management fees to $0.30 million in the nine months ended September 30, 2025, from $0.29 million in the same period in 2024, mainly reflects the increased management fees due to an inflation-based adjustment that was effected on July 1, 2025, following our entry into the master management agreement with Castor Ships with effect from April 14, 2025.

Depreciation and Amortization

Depreciation expenses for our tanker vessel amounted to $0.4 million in both the nine months ended September 30, 2025, and in the same period in 2024. Dry-dock amortization charges in the nine months ended September 30, 2025, amounted to $0.7 million, compared to a charge of $0.4 million in the nine months ended September 30, 2024. This increase is related to the amortization of the M/T Wonder Mimosa, which initiated and completed its scheduled dry-dock and special survey in the second and third quarters of 2024, respectively.

Nine months ended September 30, 2025— LPG Carrier Segment

We entered the LPG carrier shipping business in the third quarter of 2025 and, accordingly, no comparative financial information exists for the nine months ended September 30, 2024.

Nine months ended September 30, 2025
Total vessel revenues	$352,074
Expenses:
Voyage expenses (including commissions to related party)	(23,748)
Vessel operating expenses	(161,248)
Management fees to related parties	(37,400)
Depreciation and amortization	(106,742)
Segment Operating income	$22,936

Total Vessel revenues

Total vessel revenues for our LPG carrier segment amounted to $0.4 million in the nine months ended September 30, 2025. During the nine months ended September 30, 2025, we owned on average 0.1 LPG carriers that earned a Daily TCE Rate of $10,591. Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix A for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP. During the period in which we owned them, both our LPG carriers were engaged in time charters.

Voyage Expenses

Voyage expenses for our LPG carrier segment amounted to $0.02 million in the nine months ended September 30, 2025, mainly comprised of bunkers’ consumption costs and brokerage commissions.

Vessel Operating Expenses

Operating expenses for our LPG carrier segment amounted to $0.2 million in the nine months ended September 30, 2025, and mainly comprised crew costs and repairs and maintenance costs.

Management Fees

Management fees for our LPG carrier segment amounted to $0.04 million in the nine months ended September 30, 2024.

Depreciation and Amortization

Depreciation expenses amounted to $0.1 million in the nine months ended September 30, 2025. Dry-dock amortization charges in the nine months ended September 30, 2025, amounted to $0.01 million.

Liquidity and Capital Resources

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of cash from operations, proceeds from equity offerings, and borrowings from debt transactions. Our current liquidity requirements relate to working capital (which includes maintaining the quality of our vessels and complying with international shipping standards and environmental laws and regulations). In accordance with our business strategy, other liquidity needs may relate to funding potential investments in new vessels and maintaining cash reserves against fluctuations in operating cash flows. Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity.

For the nine months ended September 30, 2025, our principal sources of funds were cash from operations, the contribution by Toro, as part of the Spin-Off, to us of $10.4 million of cash for additional working capital and the gross proceeds from our registered equity offerings of $25.8 million.

As of September 30, 2025, and December 31, 2024, we had cash and cash equivalents of $2.7 million and $369, respectively. Cash and cash equivalents are primarily held in U.S. dollars.

On September  9, 2025, we completed allocations in the aggregate amount of $5 million to Bitcoin, as a primary treasury reserve asset, to be executed through a measured, institutional-grade implementation approach. The above allocation comes as part of the newly adopted comprehensive Bitcoin treasury framework, announced on July 31, 2025, targeting up to 50% of its long-term cash reserves, with any potential purchases beyond the initial allocation to be deployed to Bitcoin through disciplined dollar-cost averaging.

Working capital is equal to current assets minus current liabilities. As of September 30, 2025 and December 31, 2024 we had a working capital surplus of $8.5 million and $12.4 million, respectively.

On October 27, 2025, we issued and sold 1,400,000 common shares and 5,140,000 pre-funded warrants to a certain institutional investor at an offering price of $1.07 per share and an offering price of $1.069 per pre-funded warrant in a registered direct offering. In connection with this registered direct equity offering, we received gross and net cash proceeds of approximately $7.0 million and $6.3 million, respectively.

We believe that our current sources of funds and those that we anticipate to internally generate for a period of at least the next twelve months from September 30, 2025, will be sufficient to fund the operations of our fleet and meet our normal working capital requirements for that period.

Our medium- and long-term liquidity requirements relate to the funding of cash dividends on our Series A Preferred Shares, when declared, and the expenditures for the operation and maintenance of our vessels. Sources of funding for our medium- and long-term liquidity requirements include cash flows from operations or new equity or debt financing, if required.

As noted above, we expect future equity offerings, and possibly other issuances of our common shares, preferred shares or other securities, which may dilute our common shareholders if issued at lower prices than the price they acquired their shares, as well as possibly bank borrowings, to be a significant component of the financing for our fleet growth plan.

From time to time and depending upon market conditions, we may consider various capital raising alternatives to finance the strategic growth and diversification of our fleet. Any such capital raising transactions may be at the Robin Energy Ltd. or subsidiary level, to which interests in certain vessels in our fleet and rights to receive related cash flows would be transferred, as well as other capital raising alternatives available to us at that particular time. In addition, we may elect to sell one or more of our vessels or vessel-owning subsidiaries, conduct a spinoff of such vessels or subsidiaries, or contribute such vessels or vessel-owning subsidiaries to a joint venture, master limited partnership or other entity. Any such transfer may reduce our asset base and our rights to cash flows related to the transferred assets. If we contribute assets to a joint venture or master limited partnership, the joint venture or master limited partnership may be owned by or issue equity securities to public or private investors, thereby reducing our percentage interest in such assets and in the related cash flows.

Cash Flows

The following table summarizes our net cash flows provided by/(used in) operating, investing and financing activities for the nine months ended September 30, 2025 and the nine months ended September 30, 2024:

	For the nine months ended	For the nine months ended
	September 30, 2024	September 30, 2025
Net cash provided by operating activities	$7,246,758	$12,233,002
Net cash used in investing activities	(70,220)	(43,090,000)
Net cash (used in)/provided by financing activities	(7,176,571)	33,516,895

Operating Activities: Net cash provided by operating activities amounted to $12.2 million for the nine months ended September 30, 2025, consisting of net income of $0.7 million, non-cash adjustments related to depreciation and amortization of $1.2 million and a net decrease of $10.3 million in working capital which mainly derived from a decrease in ‘Due from related parties’ by $9.6 million mainly due to the return of $12.1 million from Toro’s treasury manager to Company’s subsidiaries which was receivable by the Company on demand from the Toro’s cashflow. Net cash provided by operating activities amounted to $7.2 million for the nine months ended September 30, 2024, consisting of net income of $1.2 million, non-cash adjustments related to depreciation and amortization of $0.8 million, a payment of dry-dock costs of $1.1 million as the M/T Wonder Mimosa initiated and completed its scheduled drydocking repairs and a net decrease of $6.3 million in working capital which mainly derived from (i) a decrease in ‘Due from related parties’ by $6.1 million mainly due to the return of $8.3 million from the Toro’s treasury manager to Company’s subsidiaries for a dividend distribution to Toro and (ii) a decrease in accounts receivable trade, net by $0.3 million.

Investing Activities: Net cash used in investing activities in the nine months ended September 30, 2025 amounting to $43.1 million, relates to (i) vessel acquisitions of LPG Dream Syrax and LPG Dream Terrax amounting to $38.1 million and (ii) cash allocations in the aggregate amount of $5 million to Bitcoin. Net cash used in investing activities in the nine months ended September 30, 2024 amounting to $0.1 million, relates to payments of ballast water treatment system (“BWTS”) installation and vessel improvement expenses.

Financing Activities: Net cash provided by financing activities during the nine months ended September 30, 2025 amounting to $33.5 million, mainly relates to (i) the contribution by Toro to Robin in the amount of $10.4 million in cash for additional working capital in connection with the  Spin-Off and (ii) the aggregate gross proceeds less paid issuance expenses from registered direct equity offerings amounting to $23.0 million. Net cash used in financing activities during the nine months ended September 30, 2024 amounting to $7.2 million, relates to a net decrease in net parent investment mainly due to dividends to Toro company amounting to $8.3 million as result of the sale of M/T Wonder Formosa.

Net cash contributions from Toro to Robin are accounted for through the ‘Net parent investment account’. Amounts due from Toro mainly relates to funds transferred to the Treasury manager of Toro in order to facilitate the management of Company’s subsidiaries’ cash surpluses and organize more efficiently its expenditure payments. The abovementioned amounts are receivable by the Company on demand from the Toro’s cashflow, which we demanded and received on April 14, 2025.

Critical Accounting Estimates

Critical accounting estimates are those estimates made in accordance with generally accepted accounting principles that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition or results of operations. We prepare our financial statements in accordance with U.S. GAAP. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For more details on our Critical Accounting Estimates, please read “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Estimates” in our 2024 Annual Report. For a description of our significant accounting policies, please read Note 2 to our unaudited interim condensed consolidated financial statements, “Item 18. Financial Statements” in our 2024 Annual Report and more precisely “Note 2. Summary of Significant Accounting Policies” of our combined carve-out financial statements included in our 2024 Annual Report.

Risk Factors

The following should be read in conjunction with the risk factors previously disclosed in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on April 15, 2025 and in our Report on Form 6-K filed with the SEC on October 1, 2025.

Trade protectionism, including in the form of tariffs, could significantly adversely affect global economic conditions, global trade volume and the demand for seaborne transportation of refined petroleum products and LPG.

 In April 2025, the United States imposed blanket 10% tariffs on virtually all imports to the U.S. and significantly higher tariffs applicable to imports from many countries, including tariffs aggregating over 100% on imports from China, plus tariffs on specific goods which have resulted in other countries imposing additional tariffs on imports from the U.S., including substantial additional tariffs on imports from the U.S., announced by China, and is likely to continue to result in more retaliatory tariffs. On April 9, 2025, the U.S. announced a temporary pause on its tariffs applicable to many countries, while increasing the tariffs applicable to imports from China, with the U.S. subsequently announcing the imposition of substantial tariffs, well in excess of the blanket 10% tariff threshold previously announced, on numerous countries and specific goods effective from August 2025. The new U.S. administration has threatened to continue to broadly impose tariffs, which could lead to corresponding punitive actions by the countries with which the U.S. trades.

In April 2025, the U.S. also announced that it would impose additional port fees, which became effective from October 14, 2025, requiring Chinese shipping companies to pay up to $1 million per port call and those operating Chinese-built vessels to be charged up to $1.5 million per U.S. port call, depending on the percentage of vessels in their fleet built at Chinese shipyards or newbuilding orders with Chinese shipyards.  On October 10, 2025, China announced port fees, effective October 14, 2025, on vessels built in the U.S., flying the U.S. flag or owned or operated by U.S. enterprises, other organizations, or individuals, including those in which U.S. enterprises, other organizations, or individuals directly or indirectly hold 25% or more of the equity (voting rights or board seats), in the following amounts: per voyage: (1) from October 14, 2025: RMB 400 per net ton; (2) from April 17, 2026: RMB 640 per net ton; (3) from April 17, 2027: RMB 880 per net ton; and (4) from April 17, 2028: RMB 1,120 per net ton. The U.S. and Chinese fees are charged up to five times per year, per vessel. On October 30, 2025, the U.S. and China each announces that these port fees would be suspended for a one-year period. It is unknown the effect that these port fees, the implementation of which remains unclear, will have on us and our fleet or our industry generally.

These policy pronouncements have created significant uncertainty about the future relationship between the United States and China, Canada, Mexico, the EU and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs, and has led to concerns regarding the potential for an extended trade war. While the ultimate impact such protectionist developments, or the perception they may occur, will have on our industry and us is currently unknown, such developments may have a material adverse effect on global economic conditions, and may significantly reduce global trade, which could adversely and materially affect charter rates for our vessels to the extent we are seeking employment for our vessels and our business, results of operations, and financial condition

APPENDIX A

Non-GAAP Financial Information

Daily TCE Rate. The Daily Time Charter Equivalent Rate (“Daily TCE Rate”), is a measure of the average daily revenue performance of a vessel. The Daily TCE Rate is not a measure of financial performance under U.S. GAAP (i.e., it is a non-GAAP measure) and should not be considered as an alternative to any measure of financial performance presented in accordance with U.S. GAAP. We calculate Daily TCE Rate by dividing total vessel revenues (time charter and/or voyage charter revenues, and/or pool revenues, net of charterers’ commissions), less voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time or other charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. Under voyage charters, the majority of voyage expenses are generally borne by us whereas for vessels in a pool, such expenses are borne by the pool operator. The Daily TCE Rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and, management believes that the Daily TCE Rate provides meaningful information to our investors because it compares daily net earnings generated by our vessel irrespective of the mix of charter types (e.g., time charter, voyage charter or other) under which our vessel is employed between the periods while it further assists our management in making decisions regarding the deployment and use of our vessel and in evaluating our financial performance. Our calculation of the Daily TCE Rates may not be comparable to that reported by other companies. See below for a reconciliation of Daily TCE rate to Vessel revenue, net, the most directly comparable U.S. GAAP measure.

The following table reconciles the calculation of the Daily TCE Rate for our fleet to Total vessel revenues, the most directly comparable U.S. GAAP financial measure, for the periods presented (amounts in U.S. dollars, except for Available Days):

Reconciliation of Daily TCE Rate to Total vessel revenues— Consolidated

	Nine months ended September 30,	Nine months ended September 30,
	2024	2025
Total vessel revenues	$5,460,901	$5,561,463
Voyage expenses - including commissions from related party	(215,505)	(571,169)
TCE revenues	$5,245,396	$4,990,294
Available Days	234	304
Daily TCE Rate	$22,416	$16,415

Reconciliation of Daily TCE Rate to Total vessel revenues—Tanker segment

	Nine months ended September 30,	Nine months ended September 30,
	2024	2025
Total vessel revenues	$5,460,901	$5,209,389
Voyage expenses - including commissions from related party	(215,505)	(547,421)
TCE revenues	$5,245,396	$4,661,968
Available Days	234	273
Daily TCE Rate	$22,416	$17,077

Reconciliation of Daily TCE Rate to Total vessel revenues— LPG Carrier Segment

Nine months ended September 30,
2025
Total vessel revenues	$352,074
Voyage expenses - including commissions from related party	(23,748)
TCE revenues	$328,326
Available Days	31
Daily TCE Rate	$10,591